Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces 2024 Outlook – Targeting Capital Efficient
Production Growth of 25-40% to Support Accelerated Debt Repayment,
Confirms Conference Call and Completes First Day of Trading on the TSX

CALGARY, ALBERTA – February 8, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to provide corporate guidance for 2024, including the Company’s outlook for production and capital expenditures. Greenfire’s common shares commenced trading today on the Toronto Stock Exchange (“TSX”) under the ticker symbol “GFR”.

A conference call to discuss the 2024 Outlook has been scheduled for Friday, February 9, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time). Access details for the conference call are provided below.

All dollar amounts reported in this press release are in Canadian dollars, unless otherwise noted.

Capital expenditures are disclosed on a working interest basis, net to the Company.

2024 Outlook Highlights:

●	Targeting Capital Efficient Production Growth to Accelerate Debt Repayment: Greenfire is forecasting 2024 average consolidated net production of 22,000 – 25,000 bbls/d, which assumes capital expenditures of between $70 and $90 million (the “2024 Outlook”), reflecting annual production growth of 25% to 40% over consolidated net production in 2023, which averaged approximately 17,700 bbls/d.

o	Greenfire’s capital expenditures in 2024 will remain focused on exploiting the Company’s existing capital efficient and productive inventory of pre-heated bitumen locations at the Expansion and Demo Assets (“Hangingstone Facilities”) with redevelopment infill (“Refill”) wells, which, combined with investments in surface facility optimizations, is anticipated to result in a continued increase in production and the potential for meaningful free cash flow generation.

o	Debt repayment remains a strategic priority for Greenfire, with the Company committed to reducing debt semi-annually using 75% of Excess Cash Flow (as defined in the indenture for the Company’s Senior Secured Notes due 2028, the “Senior Notes”).

●	Prudent Risk Management and Strong Balance Sheet Supports 2024 Outlook: As announced on January 30, 2024, the Company implemented an updated West Texas Intermediate (“WTI”) hedging program for 2024 (“2024 Hedging Program”), including the replacement of WTI costless collar contracts with 11,500 bbls/d of WTI fixed price swaps for 2024 at approximately US$71/bbl. Greenfire exited 2023 with liquidity of approximately $160 million, consisting of $110 million of cash and an undrawn $50 million syndicated credit facility. The outstanding principal amount on the Company’s Senior Notes is US$300 million or $397 million assuming a year-end 2023 U.S. to Canadian dollar exchange rate of 1.32.

●	2024 Outlook Funded from Operations Down to US$35/bbl WTI Inclusive of Hedging: To achieve the mid-point of the Company’s range for production and capital expenditures under the 2024 Outlook, assuming a US$15/bbl WCS differential, Greenfire forecasts that capital expenditures can be funded from operations down to approximately:

o	US$55/bbl WTI - before the financial impact of the 2024 Hedging Program; or

o	US$35/bbl WTI - inclusive of the existing 2024 Hedging Program.

●	2024 Outlook Provides Torque to the WCS Differential: The Trans Mountain Expansion Project is progressing towards completion and is anticipated to commence operations in 2024, which is expected to add 590,000 bbls/d of incremental pipeline egress to tidewater for Western Canada. Greenfire has material exposure to Canadian heavy oil pricing, with its production 100% weighted to benchmarks that are linked to Western Canadian Select (“WCS”) differentials.

o	At the mid-point of the 2024 Outlook production range and assuming a US$15/bbl differential, the Company estimates that each US$1/bbl change in the WCS differential would impact 2024 adjusted EBITDA[1] by approximately $15 million.

●	Expanding Investor Access with TSX Listing: To further advance Greenfire’s objective of broadening access to investors and enhancing trading liquidity following the Company’s public listing on the New York Stock Exchange in September 2023, the Company applied and received final approval for a listing of its common shares on the Toronto Stock Exchange (“TSX”). Greenfire’s common shares commenced trading on the TSX at the market open today under the symbol “GFR”.

Conference Call Details:

Greenfire plans to host a conference call on Friday, February 9, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time), during which members of the Company’s executive team will discuss its 2024 Outlook as well as host a question-and-answer session with investors.

●	Date: Friday, February 9, 2024

●	Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

●	Dial In:

o	North America: 1-800-319-4610

o	International: 1-604-638-5340

2024 Outlook: Targeting 25-40% Annual Production Growth to Support Accelerated Debt Repayment

Greenfire is forecasting 2024 average consolidated net production of 22,000 to 25,000 bbls/d, which assumes capital expenditures of between $70 and $90 million and is targeting 25% to 40% annual production growth relative to consolidated net production in 2023, which averaged approximately 17,700 bbls/d.

Capital Expenditures and Production:

2024 Outlook
Capital Expenditures	$70 – $90 million
Annual Net Production Average	22,000 – 25,000 bbls/d
Production Growth vs. Annual 2023	25% – 40%

Capital expenditures contemplated by the Company’s 2024 Outlook are expected to be allocated to the Hangingstone Facilities, including, at the mid-point, $55 million directed to drilling as well as $25 million for facilities and field infrastructure investments. Approximately 60% of Greenfire’s capital expenditures in 2024 are forecasted to be deployed at the Expansion Asset.

[1]	Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See “Non-GAAP Measures and Other Financial Measures” at the end of this press release for additional information.

Capital Expenditures Summary: (Canadian Dollars)	2024 Outlook
Drilling	$50 – $60 million
Facilities and Field Infrastructure	$20 – $30 million
Capital Expenditures	$70 – $90 million
- Capital Expenditures at the Expansion Asset	60%
- Capital Expenditures at the Demo Asset	40%

Drilling Program

Greenfire’s planned capital expenditures for drilling in 2024 are forecasted to represent approximately two thirds of all planned capital expenditures for the year. The Company’s drilling program is expected to remain focused on exploiting the existing inventory of pre-heated bitumen locations at the Hangingstone Facilities with Refill wells, which, combined with surface facility optimizations, is anticipated to result in a material increase in production and profitability at the Hangingstone Facilities.

Refill wells utilize an existing producer wellhead and casing, with cost savings expected from reduced drilling and facilities requirements as well as an anticipated acceleration of first production relative to a traditional infill well. The Company expects that Refill wells will enhance the total bitumen recovery of previously drilled and steamed well pairs by producing incremental pre-heated bitumen between two sets of well pairs with minimal geological risk and relatively marginal additional capital expenditure.

The Company’s ongoing Refill drilling program, which began in September 2023 at the Expansion Asset, is supported by a two-year take-or-pay drilling commitment with an established drilling contractor in Western Canada. This drilling commitment was put in place by the Company to provide certainty on cost structure and service availability as Greenfire continues to execute its planned multi-year continuous drilling program.

Facilities and Field Infrastructure Optimizations

The Company’s planned capital expenditures for facilities and field infrastructure in 2024 will be primarily related to surface facility optimizations, including projects to augment water and vapor handing capabilities, which are expected to support higher production rates on a sustained basis at the Hangingstone Facilities.

2024 Hedging Program: Capital Expenditures from the 2024 Outlook are Forecasted to be Funded from Operations Down to US$35/bbl WTI

The Company’s updated 2024 Hedging Program includes the replacement of previous WTI costless collar contracts with 11,500 bbls/d of WTI fixed price swaps for 2024 at approximately US$71/bbl. Greenfire currently has no commodity hedges in place for the WCS differential but as of January 2024, has the following financial commodity risk management contracts in place for WTI:

Outstanding WTI Risk Management Contracts

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Annual 2024
Hedged Volume at WTI (bbls/d)	11,500	11,500	11,500	11,500	11,500
WTI Fixed Swap Price (US$/bbl)	$71	$71	$71	$71	$71

The 2024 Hedging Program was executed to ensure that the capital expenditures range contemplated as part of the 2024 Outlook can be funded from operations at lower WTI prices in the current volatile commodity environment, as outlined above.

Debt repayment remains a strategic priority for Greenfire, with the Company committed to reduce debt semi-annually using 75% of Excess Cash Flow (as defined in the indenture for the Senior Notes). Greenfire believes that accelerated debt repayment can be most effectively achieved by pursuing the Company’s capital efficient production growth projects within the 2024 Outlook to deliver near-term production increases and potential meaningful incremental free cash flow generation at the Hangingstone Facilities.

With liquidity of approximately $160 million at year end 2023, comprised of $110 million of cash and an undrawn $50 million syndicated credit facility, Greenfire has the financial flexibility to execute its strategy and 2024 Outlook. The existing principal balance on the Company’s Senior Notes is US$300 million, or $397 million assuming a year-end 2023 U.S. to Canadian dollar exchange rate of 1.32. Greenfire’s existing capital structure with augmented liquidity was established, among many other purposes, to navigate possible commodity price volatility, including the WCS differential, as the Company pursues its production growth objectives at the Hangingstone Facilities.

2024 Outlook - Annual Adjusted EBITDA Sensitivity

Greenfire’s production is comprised entirely of bitumen, with realized pricing 100% weighted to benchmarks that are linked to the WCS differential. As a result, the Company has material exposure to a potential improvement in Canadian heavy oil pricing, and its forward Adjusted EBITDA is expected to be highly correlated to production rates and crude oil benchmark prices, including the WCS differential. Greenfire continues to actively monitor the progress of the Trans Mountain Expansion Project, which is anticipated to commence operations in 2024, adding 590,000 bbls/d of incremental pipeline egress to tidewater for Western Canada.

The table below provides an annualized sensitivity estimate for selected significant market variables, inclusive of the existing 2024 Hedging Program. This sensitivity assumes the midpoint of the 2024 Outlook production range of 23,500 bbls/d, WTI of US$70/bbl, WCS Differential of US$15/bbl, F/X rate of C$1.35/$US, condensate purchased at 100% of WTI and one bbl of bitumen per 1.45 bbls of diluted bitumen sold.

2024 Adjusted EBITDA Sensitivity

Variable	Range	2024 Adjusted EBITDA Sensitivity
Net Bitumen Production	+/- 1,000 bbls/d	+/- $19 million
WCS Differential	+/- US$1.00/bbl	+/- $15 million
Condensate Differential	+/- US$1.00/bbl	+/- $5 million
WTI (Including 2024 Hedging Program)	+/- US$1.00/bbl	+/- $4 million
AECO Natural Gas	+/- C$0.25/GJ	+/- $4 million
Power	+/- C$25/MWh	+/- $3 million
Exchange Rate C$/US$	+/- $0.01	+/- $3 million

Greenfire’s Growth-oriented Strategy Underpinned by Concentrated Tier-1 SAGD Assets:
Positioning for Future Shareholder Returns

Greenfire has well-delineated SAGD reservoirs in approved developments at the Expansion Asset, which management expects can support high facility utilization rates for multiple decades. The Company believes that both the Expansion Asset and Demo Asset have Tier-1 SAGD reservoirs, meaning they have no top gas, bottom water, or lean zones (collectively, “thief zones”). Other SAGD reservoirs may have thief zones, which limit reservoir pressure and require the constant use and routine replacement of downhole pumps for production. Tier-1 SAGD reservoirs allow production to flow to the surface with natural lift, which reduces the Company’s capital and operating expenditure requirements compared to other SAGD producers, which the Company believes represents a structural cost advantage for Greenfire.

Greenfire operates two producing SAGD bitumen production facilities with major infrastructure in place, including expandable pipeline infrastructure for diluted bitumen and diluent at the Expansion Asset. The Company’s structural cost advantages from its Tier-1 SAGD reservoir, combined with its relatively lower forecasted capital expenditure profile due to its projected multi-year inventory of Refill well targets at the Hangingstone Facilities, is anticipated to result in near-term production growth and potential meaningful free cash flow generation.

In addition to Greenfire’s existing commitment to repay debt, the Company intends to formalize and initiate a policy to return capital to its shareholders over time. Greenfire also plans to evaluate additional potential opportunities for further production growth, including external acquisitions, and will consider opportunities that compete with the expected returns from its existing Tier-1 assets if they are accretive to its shareholders.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn.

Non-GAAP Measures and Other Financial Measures

The Company refers to certain financial measures (such as adjusted EBITDA) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, Greenfire’s determination of these measures may not be comparable with calculations of similar measures presented by other companies. Greenfire believes that these financial measures provide useful information to evaluate the financial results of Greenfire.

Adjusted EBITDA

Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA in this press release may refer to a forward-looking non-GAAP measure that is calculated consistently with the historic adjusted EBITDA disclosed in the Company’s management’s discussion and analysis (“MD&A”) for the periods ended September 30, 2023. For the three- and nine-months ended September 30, 2023, net income (loss) and comprehensive income (loss) was approximately $138.7 million and $131.0 million respectively, and adjusted EBITDA was approximately $46.4 million and $93.0 million respectively.

For more information on how the Company has calculated those measures historically, refer to the “Non-GAAP Measures” section of the Company’s MD&A for the periods ended September 30, 2023, which is available on the Company’s website at https://www.greenfireres.com/ and also available on the SEC’s website at https://www.sec.gov/.

Forward-Looking Statements

This press release may contain certain forward-looking statements within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to the following matters: the 2024 Outlook including amount of capital expenditures and expected annual average 2024 production; expected details of the Company’s 2024 capital expenditure program including types of expected expenditures, expected benefits of such capital expenditures and amounts expected to be spent at each of the Expansion Asset and Demo Asset; the expectation that drilling Refill wells combined with surface facility optimizations will result in a material increase in production and profitability at the Hangingstone Facilities; certain other expected benefits of drilling Refill wells; the expectation that the Company’s drilling commitment will provide certainty on cost structure and service availability; the expectation that the Company’s planned capital expenditures for facilities and field infrastructure in 2024 will be primarily related to surface facility optimizations, including projects to augment water and vapor handing capabilities, which are expected to support higher production rates on a sustained basis at the Hangingstone Facilities; the Company’s expectation that it will be able to fund its mid-point capital expenditures forecast in 2024 from operations at certain commodity prices; expected sensitivity of 2024 adjusted EBITDA to various sensitivities; the expected advantages of Greenfire’s Tier-1 reservoirs; the expectation that Company’s structural cost advantages from its Tier-1 SAGD reservoir, combined with its relatively lower forecasted capital expenditure profile owing to its projected multi-year inventory of Refill well targets at the Hangingstone Facilities, will result in near-term production growth and potential meaningful free cash flow generation; the expectation that the Company has exposure to improvements in WCS differentials and Canadian heavy oil pricing; the expectation that the Company’s capital structure will help navigate possible WCS differential volatility as new pipeline infrastructure in Western Canada progresses toward probable completion in 2024; the Company’s future plans for shareholder returns; and Greenfire’s plans to continue to evaluate additional potential opportunities for further production growth, including external acquisitions.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: risks relating to reduced or volatile commodity prices; risks associated with the oil and gas industry in general (e.g., including operational risks in development, exploration and production; the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation; pandemic, war, terrorist events, political upheavals and other similar events; events impacting the supply and demand for oil and gas including actions taken by the OPEC + group; delays or changes in plans with respect to exploration or development projects or capital expenditures); the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; health, safety and environmental risks; exchange rate fluctuations; changes in legislation affecting the oil and gas industry; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures limited liquidity and trading of the Company’s securities; geopolitical risk and changes in applicable laws or regulations; the possibility that Greenfire may be adversely affected by other economic, business, and/or competitive factors; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company’s resources. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final non-offering prospectus dated February 2, 2024, which is available on SEDAR+ at www.sedarplus.ca and registration statement on Form F-1, initially filed with the United States Securities and Exchange Commission (the “SEC”) on October 10, 2023, as amended on December 1, 2023, and January 22, 2024 and other documents filed by Greenfire from time to time on SEDAR+ or with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by applicable laws, Greenfire assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Greenfire does not give any assurance that it will achieve its expectations.

Financial Information

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X promulgated under the United States Securities Act of 1933. While Greenfire’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), the financial information and data contained in this press release have not been prepared in accordance with IFRS. Greenfire believes the measures that are not defined under IFRS provide useful information to management and investors regarding certain financial and business trends relating to Greenfire’s financial condition and results of operations. Greenfire believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends relating to Greenfire’s financial condition and results of operations. These non-IFRS measures may not be indicative of Greenfire’s historical operating results, nor are such measures meant to be predictive of future results. These measures may not be comparable to measures under the same or similar names used by other similar companies. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Oil and Gas Terms

This press release uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com